Offering Statement for ThreddSync

(“ThreddSync,” “we,” “our,” or the “Company”)

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   ThreddSync

   6023 Kipps Colony Dr East

   Gulfport, FL 33707

Eligibility

2. **The following are true for ThreddSync:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Robert Toshiyuki Morrell

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/21/2025	Present	ThreddSync, LLC	CEO
11/20/2020	05/26/2023	Cognizant	Director of Software Engineering
05/30/2023	10/04/2024	Dexian, Inc	Lead Enterprise Architect - Risk & Fraud
10/21/2024	05/28/2025	Regal Cloud	Lead Enterprise Cloud Architect

15+ years of enterprise technology leadership and multi-time founding experience to the company's dual-engine advisory and platform model. His career spans Fortune 500 engineering delivery across financial services, healthcare, payments, logistics, advertising, and telecom, where he architected billion-transaction systems, led product strategy for $500M+ product families, built and scaled globally distributed engineering teams, and transformed cloud practices through mentorship-driven talent development. The engineering discipline and delivery methodology he developed across these environments became the foundation of ThreddSync's advisory and professional services practices. Robert holds a Master of Science in Computer Science from the New Jersey Institute of Technology, with a focus on knowledge-based engineering, the discipline directly underlying ThreddSync's proprietary platform architecture. His practitioner-developed frameworks including a novel SDLC Model, team predictability measurement, and the Risk Priority Bridge Framework that ThreddSync deploys in advisory engagements to help businesses navigate growth and enterprise transitions. Additionally, he remains a hands-on technologist who still architects' systems and writes code, a distinctive combination of strategic leadership and technical depth that allows him to credibly lead both the advisory practice and the platform simultaneously. LinkedIn: https://www.linkedin.com/in/robert-toshiyuki-morrell/

Name

Brian Conway

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/12/2025	Present	ThreddSync, LLC	CSO
08/01/2023	Present	Persistent Technologies, LLC	CEO
09/01/2017	07/31/2023	Ad Persistence, LLC	CEO

Brian Conway is a sales-driven chief executive and strategic advisor with a long track record of leading and closing complex, high-value technology deals. He has negotiated and managed multi-hundred-million and billion-dollar agreements, including a 1 billion, 10-year Sun Microsystems–Lucent contract, 400 million in annual Verizon Wireless Sun Micro portfolio sales, a 200 million valuation revenue-share agreement with Verizon, and a 750 million Alcatel-Lucent North American integration services contract. As National Sales Manager at Sun Microsystems, he consistently delivered nine-figure revenue, repositioned key technologies such as JAVA at Verizon Wireless, and led strategic account growth at Fortune 500 clients in prior roles at AT&T and NCR. Beyond frontline sales leadership, Brian has repeatedly built, grown, and exited technology businesses as a founder, investor, and board member, including a $190 million sale of Innovativ Systems Design to Agilysys and multiple asset sales of patented technology platforms in adtech, video, and AI-enabled SaaS. He combines executive-level P&L ownership, go-to-market strategy, and team-building experience with deep exposure to cloud-based SaaS, AI and machine learning, mobile, and enterprise software, underpinned by a BS in Marketing, an AT&T-sponsored Executive MBA, and a JD from Seton Hall University School of Law. LinkedIn: https://www.linkedin.com/in/brian-conway-644713b

Name

James Woods

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/01/2025	Present	ThreddSync, LLC	CPO
04/01/2017	Present	Mojavie, Inc	CTO

James is a senior technology and product leader with more than two decades of experience architecting and delivering enterprise software platforms across cloud, mobile, and AI-driven systems. As Chief Product Officer at ThreddSync®, he leads technical implementation across both the Solidarity® platform and the firm's advisory and professional services engagements, translating platform strategy into delivered capabilities and ensuring alignment between product development and client deployment. James previously held senior engineering and architecture roles supporting major global organizations including American Express, Goldman Sachs, AT&T/DirecTV, Ralph Lauren, and Nickelodeon/Viacom, where he led large-scale platform implementations and modernized enterprise systems. He also co-founded Mojavie, where he architected the cross-platform React Native application KUE and developed a self-serve ad-tech analytics platform for campaign and engagement tracking. His expertise spans distributed systems, cloud infrastructure, mobile platforms, and building production software used by large-scale organizations. LinkedIn: https://www.linkedin.com/in/james-woods-enterprise

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Robert Morrell

Securities:	700,000
Class:	Class A Units
Voting Power:	100.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

ThreddSync® is a U.S.-based technology and advisory company that combines hands-on strategic advisory with Solidarity®, an agentic AI platform where developers and domain experts build, own, and license enterprise-grade AI decision workflows. The advisory practice operates two formalized practices AI Enablement and Business Acceleration delivering 12 productized offerings across the full company lifecycle. The AI Enablement practice helps companies adopt, build, and govern AI with discipline from executive strategy and data readiness through agent deployment, governance, and platform integration. The Business Acceleration practice takes technology to market and scales it from product-market fit validation and go-to-market planning through revenue operations, fundraising, and embedded executive leadership. Every engagement follows a three-phase lifecycle: Discovery Advisory, Implementation Professional Services, and Ongoing Retainer. Clients can enter at any phase, and the two practices are designed to cross-sell. Solidarity® is purpose-built for our Machine Learning model orchestration and decision automation, not general-purpose productivity automation. Every workflow is designed to be auditable, explainable, and compliant. ThreddSync certifies workflows internally before they can be shared or licensed through the Soliworks Marketplace, reducing risk for the businesses that consume them. Solidarity is supported by the Wellspring Community, a curated global network of developers and domain experts who build on the platform and can also provide advisory and delivery execution support through ThreddSync's client engagements. The company's objectives are to scale the advisory practice, complete and launch the Solidarity® platform, seed the Soliworks Marketplace with production-grade workflows, and grow the Wellspring Community. ThreddSync monetizes through two revenue streams. Advisory revenue is generated through scoped project fees, time-based fees, recurring retainers, and performance-driven commissions tied to growth milestones. Platform revenue is generated through subscription-based access to platform resources, Cost-Per-Decision consumption pricing for workflow execution, marketplace transaction fees on listings, licensing, and secondary sales, and premium features including Wellspring Bounty fees, talent placements, and compliance reporting. The company is led by Robert Toshiyuki Morrell (CEO/CTO), who brings over 15 years of enterprise technology leadership, Fortune 500 engineering delivery across financial services, healthcare, payments, logistics, and telecom, and a Master of Science in Computer Science with a focus on knowledge-based engineering the discipline directly underlying Solidarity's architecture. Brian Conway (CSO) is a multi-time founder and enterprise sales executive with a track record that includes negotiating and managing billion-dollar technology agreements across companies such as Sun Microsystems, Verizon, and Alcatel-Lucent, and multiple successful technology exits including a $190 million sale. James Woods (CPO) brings more than two decades of enterprise platform architecture experience, having delivered large-scale implementations for organizations including American Express, Goldman Sachs, AT&T, Ralph Lauren, and Nickelodeon/Viacom, and co-founded a cross-platform product and ad-tech analytics company. Alex Dziemianowski (VP Enterprise Growth) brings 25+ years of enterprise technology sales leadership, having built global accounts from zero to $100M+ and launched new revenue streams generating $150M+ across hardware, software, cloud, AI/ML, and data center infrastructure.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in ThreddSync speculative or risky:**

1. Early-Stage Platform and Execution Risk While ThreddSync® has articulated a comprehensive vision for its Solidarity® platform and advisory practices, portions of its platform ecosystem including full commercialization of the Soliworks Marketplace and scaling of the Wellspring Community remain in development or early deployment stages. There can be no assurance that the company will successfully complete product development, achieve market adoption, or execute on its roadmap within anticipated timelines or budget constraints. Additionally, the company's dual focus on advisory services and platform development may strain operational resources and management attention. If the company is unable to effectively balance these priorities or encounters delays in platform readiness, it may impact revenue growth, customer acquisition, and overall business viability.

2. Revenue Model Complexity and Uncertainty ThreddSync's revenue model includes multiple streams advisory fees, retainers, performance-based commissions, subscription pricing, usage-based pricing (Cost-Per-Decision), and marketplace transaction fees. While diversified, this structure introduces complexity in forecasting revenue and may result in unpredictable or uneven cash flows, particularly as newer revenue streams (such as marketplace and usage-based pricing) are not yet fully validated at scale. Performance-based commissions and consumption-based pricing models are inherently variable and depend on client outcomes and usage patterns that are outside the company's direct control. If customer adoption or usage does not meet expectations, or if clients are resistant to these pricing structures, projected revenues may not materialize.

3. Dependence on AI Adoption and Market Acceptance The company's growth is closely tied to broader enterprise adoption of artificial intelligence, particularly in areas such as decision automation, workflow orchestration, and governed AI systems. While AI adoption is increasing, it remains subject to shifting regulatory frameworks, technological skepticism, and varying levels of organizational readiness among potential clients. If enterprises delay or limit investment in AI initiatives, or if competing paradigms (such as in-house development or alternative platforms) gain preference, demand for ThreddSync's advisory services and Solidarity® platform may be adversely affected. Market education cycles may also be longer than anticipated, impacting sales velocity and customer acquisition costs.

4. Competitive and Technological Risk ThreddSync operates in highly competitive and rapidly evolving markets, including AI platforms, enterprise software, and consulting services. The company faces competition from established technology providers, consulting firms, and emerging startups many of which may have greater financial resources, brand recognition, and technical infrastructure. Furthermore, advancements in AI technology are occurring at a rapid pace. If ThreddSync is unable to keep its platform, workflows, and advisory offerings current with industry developments—or if competing technologies render aspects of its solution less relevant the company's competitive position and long-term growth prospects may be materially impacted.

5. Reliance on Third-Party Contributors and Ecosystem Participants A key component of ThreddSync's model is the Wellspring Community, a network of external developers and domain experts who contribute to building workflows and supporting client engagements. The success of the Soliworks Marketplace and portions of the advisory delivery model depend on the company's ability to attract, retain, and incentivize high-quality contributors. Because these contributors are not employees, the company has limited control over their availability, performance, and ongoing participation. If the company is unable to maintain a robust and engaged ecosystem, or if contributors choose to participate in competing platforms, it may limit the availability and quality of workflows and services offered, negatively impacting customer satisfaction and revenue growth.

6. Regulatory, Compliance, and Liability Risk Related to AI ThreddSync emphasizes auditable, explainable, and compliant AI workflows; however, the regulatory environment surrounding artificial intelligence remains uncertain and continues to evolve across jurisdictions. New or changing laws related to data privacy, algorithmic accountability, and automated decision-making could impose additional compliance burdens, increase costs, or restrict certain use cases. Moreover, if AI workflows developed, certified, or distributed through the platform produce unintended outcomes, errors, or biases, the company could face reputational harm, contractual disputes, or potential legal liability. Even with internal certification processes, there is no guarantee that all workflows will perform as

intended in real-world environments, particularly when deployed across diverse industries and use cases.

7. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

8. Inability to protect our proprietary technology would disrupt our business. We rely, in part, on trademark, copyright, and trade secret law to protect our intellectual property in the United States and abroad. We seek to protect our software, documentation, and other written materials under trade secret and copyright law, which afford only limited protection. We have additional United States and foreign patent applications pending. We cannot predict whether such pending patent applications will result in issued patents, and if they do, whether such patents will effectively protect our intellectual property. The intellectual property rights we obtain may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, infringed or misappropriated. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours. We attempt to further protect our proprietary technology and content by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of our proprietary rights or the rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

9. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

10. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

11. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

   The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

12. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

   Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

13. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

   You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

14. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

15. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

   Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

16. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

17. *There is no present public market for these Securities and we have arbitrarily set the price.*

   The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

18. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

19. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

ThreddSync ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,083,500 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The funds will be used to accelerate development of the platform, build compliant infrastructure and governance processes, provide working capital to grow and service new advisory clients, and market our to-date, organic client acquisition.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Intermediary Fees	$490	$53,092
Engineering & Platform Development	$3,400	$368,390
Go-to-Market Activation	$1,810	$196,114
Regulatory & Compliance	$2,300	$249,206
Operations	$2,000	$216,700
Total Use of Proceeds	**$10,000**	**$1,083,500**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on Netcapital to purchase securities, both investors and ThreddSync must agree that a transfer agent, which keeps records of our outstanding Class C Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $9.85 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on Netcapital.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Units	700,000	700,000	Yes	Founder units; held 100% by Robert Morrell
Class B Units	300,000	250,000	No	Profits-interest-style; vest over 4 years with a 1-year cliff (25% at cliff; 6.25% per quarter thereafter). No economic participation or voting rights until vested.
Class C Units	110,000	0	Yes	Voting rights exercised through Custodian.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Class B Units	Class B Units reserved for Equity Incentive Plan (unallocated): 50,000 Units (5.00% of Fully Diluted Basis), available for future grants pursuant to Article V, Section 5.1 of the Operating Agreement. The Equity Incentive Plan authorizes the Board to reserve for issuance a number of Units not to exceed thirty percent (30%) of the Company's Units on a Fully Diluted Basis. As of this version, 250,000 of the 300,000 reserved Units have been granted, leaving 50,000 Units available for future grants.	50,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

None of the Company's existing debt is convertible into equity, and there are no warrants, options or other convertible instruments outstanding.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's operating agreement can be amended by the holders of the member units. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding member units give management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our members may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority members may decide to issue additional member units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our Class C units will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our Class C units, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of Class C units outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our units would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

    Not applicable.

25. **What other exempt offerings has ThreddSync conducted within the past three years?**

Date of Offering:	2025-12-31
Exemption:	Section 4(a)(2)
Securities Offered:	Membership Units
Amount Sold:	$2,333
Use of Proceeds:	Founder Shares in exchange for services.

Date of Offering:	2025-12-31
Exemption:	Section 4(a)(2)
Securities Offered:	Membership Units
Amount Sold:	$1
Use of Proceeds:	For the period from the grant date (November 1, 2025) to December 31, 2025, the Company recognized approximately $1 of share-based compensation expense related to these awards, which is included in general and administrative expenses in the accompanying statement of operations.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    THREDDSYNC, LLC was formed on October 21, 2025, in the state of Florida. ThreddSync, LLC (the "Company") is a service-based advisory firm that provides strategic consulting and handson business and product development services to its clients. The Company operates through a structured, phased engagement model designed to deliver outcome-driven solutions. In addition to its advisory services, the Company is in the process of developing a proprietary AI platform intended to enhance and support its service offerings. From the period of inception October 21, 2025 through the year end December 31, 2025 the Company reported net revenue as $107,341. From the period of inception October 21, 2025 through the year end December 31, 2025 the Company reported cost of goods sold as $0. From the period of inception October 21, 2025 through the year end December 31, 2025 the Company reported Operating Expenses as $5,231. From the period of inception October 21, 2025 through the year end December 31, 2025 the Company reported Net Income of $102,110. From the period of inception October 21, 2025 through the year end December 31, 2025 the Company reported cash on hand of $19,062, with a working capital for that same period being reported as $18,444. During the year ended December 31, 2025, the Company's founder and member Robert Morrell paid certain business expenses totaling $2,333 on behalf of the Company using a personal credit card. These expenses consisted of home office rent ($1,425), software and subscriptions ($459), and other costs ($449). No amounts were outstanding or payable to the member as of December 31, 2025. Valuation Methodology: ThreddSync is issuing 110,000 Class C (Preferred) units at a pre-money valuation of $9,850,000. The company has been revenue-generating since Q4 2025 inception. We are fully bootstrapped with zero outside capital, have active hands-on advisory clients across verticals, and a team with multiple prior exits and enterprise delivery expertise. The median pre-seed pre-money valuation was $7.7M as of Q3 2025 (according to https://nvca.org/wp-content/uploads/2025/10/Q3-2025-PitchBook-NVCA-Venture-Monitor.pdf) a baseline that reflects predominantly pre-revenue companies. ThreddSync's $9.85M pre-money represents a modest premium justified by active revenue generation, and platform development already in progress, an uncommon position at the pre-seed stage. ThreddSync is also an AI-native company, a space demanding premium valuations where the company operates in the agentic AI sector, a segment at 40% higher valuations than generative AI peers (https://wepitched.com/blog/exact-agentic-ai-startup-seed-funding-requirements-for-2026). Funding has grown 142.6% year-over-year in 2026 in the Agentic AI segment (https://tracxn.com/d/sectors/agentic-ai/__oyRAfdUfHPjf2oap110Wis0Qg12Gd8DzULlDXPJzrzs). We believe this offering is still conservative.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

    If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

   1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
   2. **Section 5 of the Securities Act?**

   6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
   7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
   8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

ThreddSync answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

1) The Company did not make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206. The following are the transcripts of the videos shown on the company's offering page: Video #1: AI is changing everything except how companies actually adopt it. Competitive windows that used to last years now close in months, but companies still can't move fast enough. They don't have the strategy, the team to execute, or just don't know where to start. Startups stall before they ever reach market. Enterprises burn through massive budgets on pilots that never make it to production. And the traditional playbook just isn't keeping up. Hiring consultants for strategy, another firm for implementation, yet another for go to market. By the time you've assembled the team, the competition is at your doorstep. ThreddSync® was built to change that. We've launched two complimentary advisory practices. Business acceleration to help companies operationalize, grow, and get to market, and AI enablement to craft the strategies, build and deploy custom agent workflows, and build AI powered products and services on compressed timelines. And we are taking AI enablement further with solidarity, our platform that enables agentic decisioning and AI explainability using blockchain integration, reducing barriers to entry such as cost, time to market, and the compliance overhead of developing enterprise-grade transparent AI workflows. Altogether, we believe this gives us something rare, a unified execution model under one roof. Our advisory is operational today with clients across six verticals. Our team brings decades of Fortune 500 and startup execution experience alike, along with access to a network of advisers and engineers. Our advisory experience is informing our platform development. And as we move toward a launch, our relationships are positioned to drive adoption with the potential to create a new sustainable and

scalable revenue stream. We're raising capital to complete and launch our platform's MVP and scale our already in motion advisory practices. Join us in building the future of how companies adopt AI. Video #2: Hi. I'm Robert Morrell, founder and CEO of ThreddSync. I wanted to take a moment to share with you the importance and the necessity of what we're building. Personally, I've spent over fifteen years developing and scaling enterprise systems, and leading strategy with product and engineering teams. As an architect by trade, I know product strategy, execution predictability, and the governance built around it, intersect to determine the viability of any technology implementation. And right now, for many companies, especially when it comes to AI adoption,… predictability and governance remain, …well…pretty… unclear, which obscures a path to success and creates an analysis paralysis mode, all the way up through the executive level. I hear so many stories about businesses caught between the very wide nature of the AI hype and its reality — the promise of what AI can do versus the actual productivity-safe implementation that enterprises so desperately need, as well as the real value that AI-enabled products and services can provide to their customers. As I'm sure you have already seen, you can find study after study describing how billions of dollars in investment capital are being poured into, what's referred to as, the intelligence layer — that's the models, the tools, and the infrastructure,….. and for all of its progress,… and failures…., the focus needs to shift to execution and monetization, so that companies can meaningfully and gainfully take advantage of these new innovations. Looking forward, the reality is, adopting AI is no longer just a technology problem. It's shifting to an execution, governance, and predictability problem. That's why I founded ThreddSync. We're not a consulting firm that hands you a strategy and walks away. We're an execution company, providing hands-on advisory and delivery, with a core team of builders. That's what makes us different. We're helping businesses take their initiatives from idea, to implementation, to revenue, to close that gap toward meaningful ROI — because advice without execution is just opinion,… and well,….. we all know what they say about opinions,… don't we? Anyhow, thank you for allowing me to share this message with you, and I hope you'll join us. Video #3: We're excited to present our progress on Solidarity. The platform will support two user profiles, developers and workflow consumers, each with a dedicated console experience. In the developer console, get started by simply creating a workflow known as a sol. Every Soliwork is built from stages, and every stage contains one or more nodes that perform work within the workflow. The Soliworks Builder will offer four categories of model nodes: classical, machine learning, deep learning, reinforcement learning, and large and small language models. Developers will also have access to transformer nodes for data shaping and flow control nodes for conditional routting. Here we're creating stage one and selecting a classical machine learning node. The builder provides the full catalog of supported algorithms, from random forest and logistic regression to K means clustering and beyond. With stage one configured, we'll create stage two and add a second classical ML node. Now we connect the two stages, establishing the data flow from the output of stage one into the input of stage two. And just like that, the foundation of a sol takes shape. Once a node is placed, the developer will have full visibility into its configuration. Each node will display its input and output data types alongside detailed input and output definitions, so the expected data structure is always clear. The builder will track every configuration change through a change summary and version history, giving developers a complete audit trail of recent updates. Dependency configuration will label each node's upstream and downstream connections, making it easy to understand how data flows through the workflow. And with sample data propagation, developers will be able to push test data between connected nodes to validate that each stage receives and produces the expected results. As workflows grow in size and complexity, navigating between stages becomes just as important as building them. The Soliworks builder will include a set of navigation tools designed to keep developers oriented and productive at any scale. The workflow outline will provide a structured, collapsible view of every stage in the workflow. Select any stage from the outline, and the builder will instantly center the canvas on that target, eliminating the need to scroll through large layouts manually. For a broader perspective, the workflow overview will offer a dragable mini map, giving developers a bird's eye view of the entire workflow with the ability to pan to any area quickly. And when a workflow contains dozens or even hundreds of nodes, filters will allow developers to narrow the canvas by node type, whether algorithm nodes, transformer nodes, or flow control nodes, making it easy to locate exactly what they need. The developer profile will provide account status, blockchain wallet, and network details, and a full settings panel covering editor preferences for Python and R language runtimes, navigation options, experimental features, and API access keys. The runtime section will give developers a centralized view of workflow operations. The overview will provide a quick snapshot, while the runs panel will track workflows in progress, including successful, failed, inactively running executions. Releases will catalog completed workflows ready for use, and alerts will deliver real-time notifications for execution events. From the profile menu, users can switch to the client console. Here, workflow consumers will see an overview of their owned workflows with stage and node counts at a glance, along with a complete run history tracking every workflow execution. The client account menus will let users configure their profile with API access and wallet connectivity, settings for email and workflow notifications, and panels for account security, active session details, and billing information. Clients will also have access to a catalog of premium features. There's much more on the way. Our development continues. Stay tuned.

The following documents are being submitted as part of this offering:

    Governance:

        Certificate of Formation: certificateofformation.pdf

        Operating Agreement: operatingagreement.pdf

    Opportunity:

        Offering Page JPG: offeringpage.jpg

    Financials:

        Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://threddsync.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.